UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, D.C. 20549

                                          ------------

                                          SCHEDULE 13G/A
                                        (Amendment No. 2)

                               Under the Securities Exchange Act of 1934

                                         JCC Holding Company
                                  --------------------------------------
                                           (Name of issuer)

                                            Common Stock
                                  --------------------------------------
                                      (Title of class of securities)


                                             46611Q403
                                    ----------------------------------
                                           (CUSIP number)


                                            June 7, 2002
                                  ----------------------------------
                        (Date of Event which requires filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                                |X| Rule 13d-1 (b)
                                                | | Rule 13d-1 (c)
                                                | | Rule 13d-1 (d)












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CUSIP No. 46611Q403





1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) |_|
            (b) |_|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0

BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0

EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0

PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                      |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0%

12.       TYPE OF REPORTING PERSON

         HC, CO

CUSIP No. 46611Q403




1.        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0

BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0

EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0

PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                           |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0%

12       TYPE OF REPORTING PERSON

         BK

Item 1(a).        Name of Issuer:

                  JCC Holding Company (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is One Canal Place, 365 Canal Street, Suite 900, New Orleans, LA 70130.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corp. ("Taunus") and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) ("DBTCA") (Taunus and DBTCA together, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of Taunus is 31 West 52nd Street, New York, NY 10019.

                  The principal place of business of DBTCA is 130 Liberty Street, New York, NY 10006.

Item 2(c).        Citizenship:

                  The citizenship of the each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 A. Taunus Corporation:

                 (a) |_| Broker or dealer registered under section 15 of the Act;

                 (b)    |_|  Bank as defined in section 3(a)(6) of the Act;

                 (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e)    |_|  An investment adviser in accordance with Rule 13d-1
                        (b)(1)(ii)(E);

                 (f) |_| An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) |X| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                 B. Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company):

                 (a) |_| Broker or dealer registered under section 15 of the Act;

                 (b)    |X|  Bank as defined in section 3(a)(6) of the Act;

                 (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e) |_| An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

                 (f) |_| An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |_|

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                  (b)      Percent of class:

                  (c)      Number of shares as to which such person has:

                           (i)     sole power to vote or to direct the vote:

                           (ii)    shared power to vote or to direct the vote:

                           (iii) sole power to dispose or to direct the disposition of:

                           (iv) shared power to dispose or to direct the disposition of:

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2002



                                        TAUNUS CORPORATION



                                       By:        /s/ James T. Byrne, Jr.
                                         ------------------------------------
                                             Name:   James T. Byrne, Jr.
                                             Title:  Secretary

                               Exhibit 1

          Consent of Deutsche Bank Trust Company Americas
              (formerly known as Bankers Trust Company)
          -------------------------------------------------


                  The undersigned agrees that the Schedule 13G/A executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  June 14, 2002



                            DEUTSCHE BANK TRUST COMPANY AMERICAS
                            (FORMERLY KNOWN AS BANKERS TRUST COMPANY)



                          By:        /s/ James T. Byrne, Jr.
                              -------------------------------------
                                 Name:   James T. Byrne, Jr.
                                 Title:  Secretary